
11008037

Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2011
WASH. D.C.
211
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
750 Canyon Drive
Suite 300
Coppell, Texas 75019

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc. 401(k) Savings Plan

Financial Statements and
Supplemental Schedule
As of and for the years ended
December 31, 2010 and 2009

STMicroelectronics, Inc. 401(k) Savings Plan

Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditors' Report

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

We have audited the accompanying statements of net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2010 and 2009 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

June 24, 2011
Dallas, Texas

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2010	2009
Assets		
Investments, at fair value:		
Mutual funds	$ 282,753,005	$ 249,522,220
Money market funds	48,102,687	55,244,253
STMicroelectronics N.V. Stock Fund	5,641,781	5,739,410
Self-directed brokerage accounts	3,779,104	2,971,497
Total investments	340,276,577	313,477,380
Notes receivable from participants	5,393,183	5,451,414
Net assets available for plan benefits	$ 345,669,760	$ 318,928,794

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31,	2010	2009
Additions		
Investment income:		
Interest and dividends	$ 5,802,334	$ 4,850,748
Net appreciation in fair value of investments	30,020,605	53,496,454
Total investment income	35,822,939	58,347,202
Interest on participant notes receivable	231,403	433,361
Contributions:		
Employer contributions	8,661,672	10,625,016
Participant contributions	13,889,096	16,032,851
Total contributions	22,550,768	26,657,867
Total additions	58,605,110	85,438,430
Deductions		
Benefits paid to participants	31,822,750	50,311,804
Administrative expenses	41,394	49,181
Total deductions	31,864,144	50,360,985
Net increase before transfer to qualified plan	26,740,966	35,077,445
Transfer of assets to qualified plan	-	(2,249,553)
Net increase	26,740,966	32,827,892
Net assets available for plan benefits, beginning of year	318,928,794	286,100,902
Net assets available for plan benefits, end of year	$ 345,669,760	$ 318,928,794

See accompanying notes to financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On August 2, 2008, ST-Ericsson Inc., formerly ST-NXP Wireless, a joint venture owned 80% by STMicroelectronics N.V., the Company's parent, began operations. Certain employees of the Company were transferred to ST-Ericsson Inc. effective December 22, 2008 resulting in a transfer out of funds on various dates during 2009 from the Plan to ST-Ericsson's new 401K plan in the amount of $2,249,553, with such amount representing its fair value of the assets at the dates of transfer.

Administration

The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the Plan's recordkeeper. Fidelity Management Trust Company is the Plan's trustee and responsible for the custody and management of the Plan's assets.

Eligibility

All employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions

Eligible employees may contribute up to 75% (or such lesser percentage as the President of the Company may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with guidance of the Internal Revenue Service. The Internal Revenue Service limitations were $16,500 for 2010 and 2009, with an additional $5,500 catch-up for employees 50 or older during the calendar year 2010 and 2009. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting

Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon.

Benefit Payments

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Forfeitures

Forfeitures are primarily related to employees terminated prior to the change in vesting requirements on January 1, 2001. Forfeitures totaled approximately $33,000 and $63,000 for the years ended December 31, 2010 and 2009, respectively. Such forfeitures are used to reduce future contributions by STM.

Administrative Expenses

STM pays all administrative expenses of the Plan, except for participant loan fees, which are paid by each respective participant.

Notes Receivable from Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2010 and 2009, loans bear interest at a range of 3.25% to 8.25% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note. Participant loans are valued at unpaid principal plus accrued but unpaid interest, which approximates fair value.

Investment Options

As of December 31, 2010 and 2009, participants of the Plan may allocate contributions among 42 and 40 investment options, respectively. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to each of the STMicroelectronics N.V. Stock Fund and the self directed brokerage account is set at 25% of eligible contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Effects of recent accounting pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy. The new disclosures are effective for the first interim or annual reporting period beginning after December 15, 2009, except for the roll forward of Level 3 assets and liabilities which will be effective for annual reporting periods beginning after December 15, 2010. The Company adopted the required disclosures of this new guidance as of January 1, 2010.

In September 2010, the FASB issued clarifying guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This guidance also eliminated the fair value disclosure requirements previously in place. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the Plan's net assets as of December 31, 2010 or 2009 as a result of the adoption.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition

Investments are valued under the fair value measurements and disclosures guidance set forth in the FASB Accounting Standards Codification (the "Codification") (See note 5 "Fair Value Measurements"). Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the funds underlying assets which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national security exchanges are valued at net asset value as of December 31, 2010 and 2009. Money market mutual funds are valued at cost plus accrued interest, which approximates fair value. Brokerage accounts are self-directed accounts allowing participants to make individual investment decisions and include various investments primarily in common and preferred stocks, mutual funds and cash. The brokerage accounts are valued at quoted market prices or net asset values, as appropriate. The STMicroelectronics N.V. Stock Fund consists of corporate common stock that is valued at quoted market prices each day and interest bearing cash, the value of which approximates fair value. Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Additions are recognized when earned and deductions are recorded when incurred.

Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation in fair value of investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2010 and 2009 were as follows:

		2010		2009
Fidelity Retirement Government Money Market	$	**43,896,041**	$	51,422,340
Fidelity Contrafund Class K		**44,787,347**		-
Fidelity Contrafund		-		41,673,733
Spartan U.S. Equity Index Fund		**23,060,272**		20,931,272
Fidelity U.S. Bond Index		-		16,931,287
Fidelity Diversified International Fund Class K		**19,308,932**		-
Fidelity Diversified International Fund		-		21,445,812
PIMCO Total Return Fund		**18,832,099**		-
Fidelity Magellan Fund Class K		**17,604,374**		-
Fidelity Magellan Fund		-		17,738,565
Total investments above 5%		**167,489,065**		170,143,009
Total investments below 5%		**172,787,512**		143,334,371
Total investments	$	**340,276,577**	$	313,477,380

During the Plan years ended December 31, 2010 and 2009, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $30,020,605 and $53,496,454 respectively, as follows:

		2010		2009
Mutual funds	$	**29,196,848**	$	51,286,840
Self-directed brokerage accounts		**78,724**		342,585
STMicroelectronics N.V. Stock Fund		**745,033**		1,867,029
Net appreciation in fair value of investments	$	**30,020,605**	$	53,496,454

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Fair Value Measurement

The Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that required inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010 and 2009.

	Investment Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 282,753,005	$ -	$ -	$ 282,753,005
Money market funds	48,102,687	-	-	48,102,687
STMicroelectronics N.V. Stock Fund	5,641,781	-	-	5,641,781
Self-directed brokerage accounts	3,706,334	72,770	-	3,779,104
Total at fair value	$ 340,203,807	$ 72,770	$ -	$ 340,276,577

	Investment Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 249,522,220	$ -	$ -	$ 249,522,220
Money market funds	55,244,253	-	-	55,244,253
STMicroelectronics N.V. Stock Fund	5,739,410	-	-	5,739,410
Self-directed brokerage accounts	2,926,114	45,383	-	2,971,497
Total at fair value	$ 313,431,997	$ 45,383	$ -	$ 313,477,380

6. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

7. Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

8. Tax Status

The Plan obtained its latest determination letter on March 4, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Supplemental Schedule

STMicroelectronics, Inc. 401(k) Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Number of Shares	(e) Current Value
*	STMicroelectronics N.V. Stock Fund	Stock Fund	640,863	$ 5,641,781
	UAM FMA Small Company Portfolio	Mutual Fund	371,711	7,542,024
*	Fidelity Puritan Fund Class K	Mutual Fund	726,181	13,005,897
*	Fidelity Magellan Fund Class K	Mutual Fund	245,871	17,604,374
*	Fidelity Contrafund Class K	Mutual Fund	661,556	44,787,347
*	Fidelity International Discovery Fund Class K	Mutual Fund	236,857	7,809,182
*	Fidelity Diversified International Fund Class K	Mutual Fund	641,067	19,308,932
*	Fidelity Export & Multinational Fund Class K	Mutual Fund	116,297	2,534,112
*	Fidelity Retirement Government Money Market	Money Market Fund	43,896,041	43,896,041
*	Fidelity US Treasury Money Market	Money Market Fund	4,206,646	4,206,646
*	Fidelity Freedom K Income Fund	Mutual Fund	91,144	1,041,772
*	Fidelity Freedom K 2000 Fund	Mutual Fund	48,610	563,388
*	Fidelity Freedom K 2005 Fund	Mutual Fund	4,727	58,799
*	Fidelity Freedom K 2010 Fund	Mutual Fund	243,570	3,088,465
*	Fidelity Freedom K 2015 Fund	Mutual Fund	265,194	3,373,267
*	Fidelity Freedom K 2020 Fund	Mutual Fund	529,584	6,985,209
*	Fidelity Freedom K 2025 Fund	Mutual Fund	209,506	2,807,383
*	Fidelity Freedom K 2030 Fund	Mutual Fund	602,586	8,195,167
*	Fidelity Freedom K 2035 Fund	Mutual Fund	324,704	4,474,420
*	Fidelity Freedom K 2040 Fund	Mutual Fund	267,136	3,702,502
*	Fidelity Freedom K 2045 Fund	Mutual Fund	73,157	1,021,270
*	Fidelity Freedom K 2050 Fund	Mutual Fund	42,066	589,772
*	Spartan U.S. Equity Index Fund	Mutual Fund	518,441	23,060,272
*	Fidelity U.S. Bond Index Fund	Mutual Fund	1,486,320	16,840,007
*	Fidelity Balanced Fund Class K	Mutual Fund	304,594	5,552,756
*	Fidelity Equity Income Fund Class K	Mutual Fund	106,112	4,694,381
	Vanguard Value Index Fund	Mutual Fund	184,931	3,844,712
*	Fidelity Fund Class K	Mutual Fund	51,155	1,644,111
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund	243,511	9,341,095
	Vanguard Mid Cap Index Fund	Mutual Fund	386,722	7,854,332
*	Fidelity Disciplined Equity Fund Class K	Mutual Fund	24,602	554,040
*	Fidelity Emerging Markets Fund Class K	Mutual Fund	240,890	6,337,807
*	Fidelity High Income Fund	Mutual Fund	549,915	4,916,239
	Vanguard Growth Index Fund	Mutual Fund	136,452	4,311,872
*	Fidelity Mid Cap Stock Fund CLA	Mutual Fund	289,174	8,333,997
	Pimco Total Return Fund Administrative Class	Mutual Fund	1,735,677	18,832,099
	Cohen & Steers Realty Shares	Mutual Fund	147,294	8,610,824
	RS Partners Class A	Mutual Fund	134,472	4,449,667
	Royce Value Plus Service	Mutual Fund	303,120	4,067,874
	Janus Overseas Fund	Mutual Fund	14,333	725,817
	Pimco Real Return Fund	Mutual Fund	25,336	287,821
	Brokeragelink	Various	N/A	3,779,104
*	Participant Loans	Interest rates range from 3.25% to 8.25%, maturing between 1 year and 5 years and collateralized by the participant's account balance	N/A	5,393,183
	Total assets			$ 345,669,760

* A party-in-interest as defined by ERISA.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan



Date: June 28, 2011

By: ________________________
Name: Steven K. Rose
Title: Vice-President
Secretary & General Counsel
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequential Page
23	Consent of BDO Seidman, LLP	20

Exhibit 23



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Consent of Independent Registered Public Accounting Firm

STMicroelectronics Inc., 401(k) Savings Plan
Coppell, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-109572) of STMicroelectronics, Inc. of our report dated June 24, 2011, relating to the financial statements and supplemental schedule of STMicroelectronics, Inc. 401(k) Savings Plan which appear in this Form 11-K.

BDO USA, LLP

BDO USA, LLP
Dallas, Texas

June 24, 2011